SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 333-60203

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Abercrombie & Fitch Co.
Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Abercrombie & Fitch Co.

6301 Fitch Path
New Albany, Ohio 43054

Index to Exhibits on page 17

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Abercrombie & Fitch Co. Savings and Retirement Plan are being filed herewith:

Description	Page No.

Index to Financial Statements	3

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	6

Notes to Financial Statements	7

Supplemental Schedules:

Schedule of Assets Held at End of Year as of December 31, 2004	14

Schedule of Untimely Remittance of Participant Contributions	15

The following exhibit is being filed herewith:

Exhibit No.

1 Consent of Independent Registered Public Accounting Firm	18
EX-1

Abercrombie & Fitch Co. Savings and Retirement Plan
Report on Audits of Financial Statements as of and for the
Years Ended December 31, 2004 and 2003 and
Supplemental Schedules as of and for the year ended December 31, 2004

Index to Financial Statements

Report of Independent Registered Public Accounting Firm	4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULES

Schedule of Assets Held at End of Year	14

Schedule of Untimely Remittance of Participant Contributions	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Abercrombie & Fitch Co. and the
Benefit Plans Committee of the Abercrombie & Fitch Co.
Savings and Retirement Plan:

     We have audited the accompanying statements of net assets available for benefits of the Abercrombie & Fitch Co. Savings and Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2004 and of untimely remittance of participant contributions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary, Roepcke & Mulchaey, P.C.

Columbus, Ohio
June 24, 2005

Abercrombie & Fitch Co. Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
ASSETS:

Investments	$33,123,406	$23,624,741

Cash	36,086	29,910

Receivable for contributions:
Employer	4,186,998	3,727,867
Participants	113,332	61,357

Total receivable for contributions	4,300,330	3,789,224

Due from broker	9,405	—

Accrued earnings	80	26

NET ASSETS AVAILABLE FOR BENEFITS	$37,469,307	$27,443,901

The accompanying notes are an integral part of these financial statements.

Abercrombie & Fitch Co. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS:

Investment income:
Net appreciation in fair value of investments	$2,272,787	$2,836,512
Mutual funds’ earnings	606,445	378,051
Common collective trust’s earnings	—	47,188
Interest	32,819	13,248

Total investment income	2,912,051	3,274,999

Contributions:
Employer	5,950,652	5,068,309
Participants	3,206,504	2,674,044
Rollovers	200,870	160,317

Total contributions	9,358,026	7,902,670

Total additions	12,270,077	11,177,669

DEDUCTIONS:

Distributions to participants	2,236,344	1,440,303
Administrative expenses	8,040	5,012
Other	287	—

Total deductions	2,244,671	1,445,315

Net increase	10,025,406	9,732,354

Net assets available for benefits:
Beginning of year	27,443,901	17,711,547

End of year	$37,469,307	$27,443,901

The accompanying notes are an integral part of these financial statements.

Abercrombie & Fitch Co. Savings and Retirement Plan

Notes to Financial Statements
For the Years Ended December 31, 2004 and 2003

(1)	Description of the plan

General

The Abercrombie & Fitch Co. Savings and Retirement Plan (the “Plan”) is a defined contribution plan covering certain employees of Abercrombie & Fitch Co. (the “Employer”). Employees are eligible to participate in the Plan if they are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.

Effective April 14, 2003, the Plan was restated by the adoption of The CORPORATE plan for Retirement Profit Sharing/401(k) Plan, Fidelity Basic Plan Document No. 02 (a prototype plan sponsored by Fidelity Management and Research Corporation). Through this adoption, Fidelity Management Trust Company became trustee of the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Employer’s contribution:

The Employer may provide a discretionary, non-elective employer contribution on behalf of eligible active participants, who completed 1,000 hours of service during the Plan year and who were active on the last day of the Plan year, in an amount equal to 5% of annual compensation up to the Social Security wage base and 8% of annual compensation thereafter.

The annual amount of compensation of each participant that is eligible for consideration under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan years ended December 31, 2004 and 2003 was $205,000 and $200,000, respectively.

The Employer provides a matching contribution of 100% of the first 3% and 50% of the next 2% of the participant’s voluntary contributions.

Participant’s voluntary contributions:

A participant may elect to make a voluntary tax-deferred contribution of 1% to 50% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($13,000 for 2004). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

Abercrombie & Fitch Co. Savings and Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2004 and 2003

Investment options

Participants direct the investment of both their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers twenty mutual funds and a unitized stock fund of the Employer’s common stock as investment options.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s contributions or account balances, as appropriate. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Effective April 14, 2003, vesting service changed to the elapsed time method from an hours method (under which a participant was credited with a year of vesting service in the Employer’s contributions for each Plan year that the participant was credited with at least 500 hours of service).

Participants are fully and immediately vested for voluntary contributions, rollover contributions and beginning with the 2003 Plan year, the Employer’s matching contributions made subsequent to January 1, 2003. A summary of vesting percentages in the Employer’s matching contributions made prior to January 1, 2003, and the Employer’s discretionary non-elective contributions are as follows:

Years of Vested Service	Percentage
Less than 1 year	0%
1 year, but less than 2 years	20%
2 years, but less than 3 years	40%
3 years, but less than 4 years	60%
4 years, but less than 5 years	80%
5 years or more	100%

Payment of benefits

The full value of a participant’s account becomes payable upon retirement, disability or death. Upon termination of employment for any other reason, a participant’s account to the extent vested, becomes payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of the Employer’s common stock will have the option of receiving such amounts in whole shares of the Employer’s common stock and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

A participant who is fully vested in his or her account and who has participated in the Plan for at least five years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Abercrombie & Fitch Co. Savings and Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2004 and 2003

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account. All loans become due and payable in full upon a participant’s termination of employment with the employer. The borrowing constitutes a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the customary rate for similar loans within the geographic area in which the Plan is administered.

Amounts allocated to participants withdrawn from the plan

The vested portion of net assets available for benefits allocated to participants withdrawn from the Plan was $105,348 and $35,000 as of December 31, 2004 and 2003, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s contributions. Forfeitures of $298,634 and $299,703 were used to reduce contributions for the years ended December 31, 2004 and 2003, respectively.

Expenses

Administrative expenses may be paid by the Plan unless the Employer elects to pay such expenses. Substantially all administrative expenses of the Plan for 2004 and 2003 were paid by the Employer except for loan administration fees, which are allocated to the borrowing participant’s account, as well as certain other investment fees.

Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)	Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Abercrombie & Fitch Co. Savings and Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2004 and 2003

Income recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment valuation

Mutual funds are stated at fair value as determined by quoted market price, which represents the net asset value of shares held by the Plan at year end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

Net appreciation in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Abercrombie & Fitch Co. Savings and Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2004 and 2003

(3)	Investments

During April of 2003, Merrill Lynch Trust Company, former trustee, as instructed by the Employer, liquidated all of the investments of the Plan (except for the Employer’s common stock) and transferred the assets to Fidelity Management Trust Company who in turn reinvested the assets in like kind investments. The following table presents balances as of December 31, 2004 and 2003 for the Plan’s investment options. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

	2004	2003
Investments at fair value as determined by:
Quoted market price:
Common stock:
Abercrombie & Fitch Co., Class A	$1,200,140	$701,690

Mutual funds:
Fidelity Retirement Money Market Fund	7,232,727	5,552,520
Fidelity Spartan U.S. Equity Index Fund	4,279,905	3,456,380
Fidelity Blue Chip Growth Fund	3,955,132	3,285,329
Fidelity Freedom 2020 Fund	2,756,728	1,865,135
Fidelity Freedom 2040 Fund	2,084,858	1,452,823
Fidelity Mid-Cap Stock Fund	1,865,218	1,374,833
PIMCO Total Return Fund	1,811,854	1,312,227
Fidelity Diversified International Fund	1,766,015	963,186
Other	5,582,492	3,258,499

Total mutual funds	31,334,929	22,520,932

Total quoted market price	32,535,069	23,222,622

Estimated fair value:
Participant loans	588,337	402,119

Total estimated fair value	588,337	402,119

Total investments at fair value	$33,123,406	$23,624,741

Net appreciation in the fair value of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2004 and 2003 is set forth below:

	2004	2003
Investments at fair value as determined by:
Quoted market price:
Common stock	$627,681	$178,651
Mutual funds	1,645,106	2,657,861

	$2,272,787	$2,836,512

Abercrombie & Fitch Co. Savings and Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2004 and 2003

(4)	Tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated August 26, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)	Plan administration

A Committee, the members of which are appointed by the Board of Directors of the Employer, administers the Plan.

(6)	Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time. The Employer has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)	Parties-in-interest

Fidelity Management Trust Company, trustee of the Plan and its subsidiaries and affiliates, maintain and manage certain investments of the Plan for which the Plan was charged.

Merrill Lynch Trust Company, the former trustee of the Plan and its subsidiaries and affiliates, maintained and managed certain of the prior investments of the Plan for which the Plan was charged in 2003.

The Employer provides certain administrative services to the Plan at no charge. The cost of providing these services and the payment of these costs by the Employer, which is a party-in-interest, constitute exempt party-in-interest transactions under ERISA.

Abercrombie & Fitch Co. Savings and Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2004 and 2003

(8)	Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2004	2003
Net assets available for benefits per the financials statements	$37,469,307	$27,443,901
Amounts allocated to withdrawing participants	(105,348)	(35,000)

Net assets available for benefits per Form 5500	$37,363,959	$27,408,901

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements	$2,236,344
Deemed distributions of participant loans	(3,485)
Amounts allocated to withdrawing participants:
At December 31, 2004	105,348
At December 31, 2003	(35,000)

Benefits paid to participants per Form 5500	$2,303,207

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(9)	Subsequent Events

Effective March 1, 2005, the Abercrombie & Fitch Company Stock Fund will be frozen as an investment option under the Plan, including exchanges in, contributions, and loan repayments. Participant investment elections remaining at the start of the freeze period will be invested in the Fidelity Managed Income Portfolio. In addition, the Fidelity Retirement Money Market Portfolio and Fidelity Mid-Cap Stock Fund will be removed as investment options under the Plan. Participant balances and investment elections remaining in the discontinued fund options on the close of business on March 1, 2005 will be liquidated and the proceeds invested in the Fidelity Managed Income Portfolio and Artisan Mid-Cap Stock, respectively.

Abercrombie & Fitch Co. Savings and Retirement Plan
EIN #31-1469076 Plan #001

Schedule H — Line 4i
Schedule of Assets Held at End of Year December 31, 2004

(a)	(b)	(c)	(d)	(e)
		Description of
		investment including
	Identity of issuer,	maturity date, rate
	borrower, lessor, or	of interest, collateral,		Current
	similar party	par or maturity value	Cost **	Value
*	Abercrombie & Fitch Co., Class A	Common stock — 25,562 shares		$1,200,140
*	Fidelity Retirement Money Market Fund	Mutual fund — 7,232,727 shares		7,232,727
*	Fidelity Spartan U.S. Equity Index Fund	Mutual fund — 99,858 shares		4,279,905
*	Fidelity Blue Chip Growth Fund	Mutual fund — 94,825 shares		3,955,132
*	Fidelity Freedom 2020 Fund	Mutual fund — 197,473 shares		2,756,728
*	Fidelity Freedom 2040 Fund	Mutual fund — 252,099 shares		2,084,858
*	Fidelity Mid-Cap Stock Fund	Mutual fund — 79,540 shares		1,865,218
	PIMCO Total Return Fund	Mutual fund — 169,808 shares		1,811,854
*	Fidelity Diversified International Fund	Mutual fund — 61,663 shares		1,766,015
*	Fidelity Balanced Fund	Mutual fund — 79,045 shares		1,408,584
*	Fidelity Small Cap Independence Fund	Mutual fund — 44,828 shares		883,999
*	Fidelity Freedom Income	Mutual fund — 63,526 shares		715,937
*	Fidelity Value Fund	Mutual fund — 9,854 shares		702,485
*	Fidelity Contrafund	Mutual fund — 12,132 shares		688,388
*	Fidelity Freedom 2010 Fund	Mutual fund — 34,026 shares		463,432
*	Fidelity Equity Income Fund	Mutual fund — 6,069 shares		320,311
*	Fidelity Freedom 2030 Fund	Mutual fund — 21,708 shares		305,648
*	Fidelity Freedom 2025 Fund	Mutual fund — 4,575 shares		51,603
*	Fidelity Freedom 2000 Fund	Mutual fund — 2,466 shares		29,787
*	Fidelity Freedom 2015 Fund	Mutual fund — 1,107 shares		12,232
*	Fidelity Freedom 2035 Fund	Mutual fund — 8 shares		86
	Participant Loans	Interest 5.25% — 10.50%	—	588,337

*	Represents a party-in-interest.

**	Cost information omitted — investment is part of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The accompanying notes are an integral part of this schedule.

Abercrombie & Fitch Co. Savings and Retirement Plan
EIN #31-1469076 Plan #001
Schedule H — Line 4a

Schedule of Untimely Remittance of Participant Contributions
For the Year Ended December 31, 2004

Loan to Employer in the form of late deposits of participants’ 401(k) deferrals. Participant deferrals of $231,125 were not timely deposited in the trust during 2004. The Plan sponsor calculated the lost earnings related to the delay in transmitting the funds. The calculation was based on the greater of the average return received by the Plan during the period for the investment with the highest return or the applicable Federal rate, plus 3%. The total of the lost earnings was $3,660 (computed using the highest performing fund with a rate of 3.24%) and were remitted to the Plan by the Plan sponsor in February of 2005. The Plan sponsor also intends to file IRS Form 5330 and pay the excise tax based on the lost earnings calculation.

The accompanying notes are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN

Date: June 28, 2005	By:	/s/ Kevin Flatley
Kevin Flatley
Vice President Compensation and Benefits Abercrombie & Fitch Co.

ABERCROMBIE & FITCH CO.
SAVINGS AND RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2004

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
1	Consent of Independent Registered Public Accounting Firm	18